Exhibit 20.3

CAPITAL ONE MASTER TRUST (COMT)

Performance Summary - October 2008

Series		COMT 2002-1
Size		$1,000	MM
Expected Maturity (Class A)		1/15/2009
Gross Monthly Payment Rate		18.09%
Delinquency Rate:	30 - 59 Days	1.37%
	60 - 89 Days	1.03%
	90 + Days	2.46%

Excess Spread Analysis

Series		COMT 2002-1
Portfolio Yield		19.28%
Weighted Average Coupon		4.75%
Servicing Fee Percentage		2.00%
Net Loss Rate		5.74%
Excess Spread Percentage
	Oct-08	6.79%
	Sep-08	8.71%
	Aug-08	8.88%
3-Month Average Excess Spread		8.13%

Capital One Master Trust (COMT)

Note: Servicing Fee Percentage includes 0.75% paid as Servicer Interchange to Capital One Bank (USA), National Association as the Servicer of Capital One Master Trust.